                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             BOARDWALK CASINO, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   096612 10 6
                      (CUSIP Number of Class of Securities)

    Jeffrey P. Jacobs, President of Jacobs Entertainment Ltd., the Manager of
                      Diversified Opportunities Group Ltd.
                               425 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 861-4390

                                 with a copy to:

                            Stephen P. Owendoff, Esq.
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                OCTOBER 29, 1997
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 16 Pages



                                                                    Page 2 of 16

CUSIP No. 096612 10 6

------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         DIVERSIFIED OPPORTUNITIES GROUP LTD. -- FEIN: 34-1828344

------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                  (a)    [ ]
                                                                                                  (b)    [X]

------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                         [ ]
------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO
------------------------------------------------------------------------------------------------------------
                          7.      SOLE VOTING POWER

NUMBER OF SHARES
BENEFICIALLY                      1,071,429
OWNED BY EACH             ----------------------------------------------------------------------------------
REPORTING PERSON          8.      SHARED VOTING POWER
WITH

                                  -0-
                          ----------------------------------------------------------------------------------
                          9.      SOLE DISPOSITIVE POWER

                                  1,071,429

                          ----------------------------------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER

                                  -0-
------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,071,429

------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                         [ ]
------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    14.9%

-------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D is filed on behalf of Diversified Opportunities Group, Ltd., an Ohio limited liability company ("Diversified"), for the purpose of reporting certain changes in the terms of the Option and Proxy Agreement dated as of September 14, 1996 (the "Option Agreement") among Boardwalk Casino, Inc., a Nevada corporation ("Boardwalk"), Diversified and Norbert W. Jansen, individually and as trustee under an agreement dated July 14, 1993 (the "Trust Agreement").

         On October 29, 1997 Boardwalk, Diversified, Jacobs Entertainment Nevada, Inc. or its nominee ("JEN") and Avis P. Jansen, individually and as Executrix of the Estate of Norbert W. Jansen, and as Trustee under the Trust Agreement ("Jansen") entered into a certain Memorandum of Understanding (the "Memorandum"). The Memorandum increases the number of shares of common stock of Boardwalk ("Shares") and decreases the exercise price for those Shares that Diversified or its assignee ("Investor") has the right to acquire pursuant to the terms of the Option Agreement.

ITEM 4.    PURPOSE OF TRANSACTION.

           Investor, pursuant to the Option Agreement, as amended by the Memorandum (the "Amended Option Agreement"), has the option to purchase 1,734,620 Shares from Jansen at an exercise price of $4.00 per Share. The exercise of this option is subject to Investor obtaining all necessary approvals from the Nevada Gaming Control Board (the "Gaming Board"), the Nevada Gaming Commission (the "Nevada Commission") and local licensing authorities. In addition, if JEN does not exercise by November 18, 1998 an option to acquire certain real estate granted to it by Jansen in the Memorandum, the number of shares Investor has the right to acquire is reduced to 1,000,000 Shares. Diversified previously submitted an application to the Gaming Board seeking a finding of suitability with respect to its acquisition of Shares pursuant to the Option Agreement. This application has recently been amended to substitute JEN and Jeffrey P. Jacobs as the applicants. Upon receipt of approval from the Nevada Commission, upon the recommendation of the Gaming Board, and subject to the contemplated assignment by Diversified of its rights under the Amended Option Agreement to JEN, JEN shall have the right to exercise the option to purchase an additional 1,734,620 shares of Boardwalk, representing an additional 24.18% of the outstanding common stock of Boardwalk. The terms of such assignment have not been agreed upon. Diversified disclaims beneficial ownership of the Shares to be acquired pursuant to the Amended Option Agreement.

           In addition to increasing the number of Shares and decreasing the exercise price of Shares subject to the Option Agreement, the Memorandum further provided for cancellation of Diversified's right to convert into shares of common stock of Boardwalk, $.001 par value per share, all or any portion of the unpaid principal balance of the $5,000,000 Convertible Subordinate Note issued on September 24, 1996 by Boardwalk to Diversified.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Boardwalk, Diversified, JEN and Jansen entered into a certain Memorandum of Understanding dated as of October 29, 1997 which, among other things, increased the number of Shares subject to the Option Agreement from 1,000,000 Shares to 1,734,620 Shares, decreased the exercise price from $7.75 per Share and $8.25 per Share depending on when the option is exercised, to $4.00 per Share regardless of when exercised prior to expiration, provided for a reduction in the Shares in the event that a certain real estate option is not exercised, provided for a reduction in the exercise price of the Shares in the event that Boardwalk proposes a merger, consolidation or sale of substantially all of its assets and Jansen votes her shares against such transaction, and provided that the rights granted to purchase Shares under the Option Agreement would apply to any shares received in exchange for the Shares subject to the Option Agreement in any merger, consolidation or sale transaction. A copy of the Memorandum is attached hereto as Exhibit A.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                A. Memorandum of Understanding dated as of October 29, 1997 by and among Boardwalk, Diversified, JEN and Jansen.

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 26, 1997

                                 DIVERSIFIED OPPORTUNITIES GROUP LTD.

                                 By:     Jacobs Entertainment Ltd., its Manager

                                 By:     /s/ Jeffrey P. Jacobs
                                         -----------------------------------
                                         Jeffrey P. Jacobs, President

                                                                       EXHIBIT A
                           MEMORANDUM OF UNDERSTANDING


     THIS MEMORANDUM OF UNDERSTANDING ("Memorandum") is entered and effective this 29th day of October, 1997 by and among Boardwalk Casino, Inc., a Nevada corporation ("Boardwalk"), Diversified Opportunities Group Ltd, an Ohio limited liability company ("Diversified"), Jacobs Entertainment Nevada, Inc., a Nevada corporation, or its nominee ("Jacobs") and Avis P. Jansen, a Nevada resident ("Jansen") under the following circumstances:

     A. Boardwalk needs an immediate capital infusion of $3.25 Million to pay interest due on its $40 Million Note Indenture dated as of April 7, 1995 between Boardwalk, as Issuer and Shawmut Bank, N.A., as Trustee (the "Note Indenture") and retire an outstanding $600,000 obligation and is in need of substantial additional assistance in order to improve the financial results of its current business.

     B. Jacobs is willing to purchase $2.65 Million and Jansen is willing to purchase $600,000 of 6% non-voting cumulative preferred stock of Boardwalk.

     C. Jacobs has under consideration up to an additional $15 Million investment in Boardwalk and the construction of a development on the office building property currently leased by Boardwalk from Jansen that is intended to enhance Boardwalk's gaming and hotel operations.

     D. Boardwalk and Jansen are interested in providing Jacobs with the means to develop the office building property in a manner that will be beneficial to Boardwalk.

     NOW, THEREFORE, the parties agree as follows:

1.   ISSUANCE OF PREFERRED STOCK AND RELINQUISHMENT OF RIGHTS TO COMMON STOCK

     1.1 On or before October 29, 1997, Boardwalk will issue and Jacobs and Jansen will purchase at a price of $1,000 per share, 6% Non-voting Cumulative Preferred Share, Series A of Boardwalk ("Preferred Shares"), containing the terms described in Exhibit

           A attached hereto. The number of shares and the consideration for each purchaser are set forth in the following table:

                  Purchaser            Shares Purchased         Consideration

                  Jacobs                2,650                     $2.65 Million
                  Jansen                  600                      $600,000

     1.2 The proceeds of the sale of Preferred Shares together with existing working capital of Boardwalk will be used to pay the current interest payment due on the Note Indenture and the outstanding $600,000 note payable to David Cordova.

     1.3 Diversified hereby relinquishes its right to convert all or any portion of the unpaid principal balance of the $5,000,000 Convertible Subordinated Note issued on September 24, 1996 by Boardwalk to Diversified into shares of common stock of Boardwalk, $.001 par value per share and Boardwalk accepts such relinquishment and hereby cancels such conversion right.

2.   Jacobs Option for Boardwalk Preferred Shares

     2.1 Upon the initial purchase of the Preferred Shares, Boardwalk will grant to Jacobs an option (the "Option") to acquire up to an additional 15,000 Preferred Shares at a purchase price of $1000 per share, such option to remain outstanding for a period of two (2) years.

     2.2 As long as the Option is outstanding, Boardwalk will not extend, change the strike price or otherwise change any of the terms of any of the warrants for Boardwalk common stock outstanding on the date the Option is granted, including, without limitation, the warrants expiring in February, 1998.

3.   Office Building Option and Lease Modification

     3.1 In consideration of Jacob's commitment of time and resources to explore the feasibility of a development with a total cost in excess of $20 Million on the site of the adjoining office building currently leased by Boardwalk from the Norbert W. Jansen and Avis Jansen Family Trust (the "Family Trust") under a Lease Agreement effective October 1, 1996 (the "Lease"), Jansen will grant to Jacobs a purchase option (the "Purchase Option") to purchase the premises leased under the Lease (the "Office Building Property") on the following terms and conditions:

           3.1.1 The purchase price for the Office Building Property is $10 Million in cash or other form of same day funds.

           3.1.2 The Purchase Option must be exercised by written notice to Jansen no later than November 1, 1998 (the "Exercise Date") and the closing of the purchase and payment of the purchase price shall occur on January 3, 1999 (the "Closing Date").

           3.1.3 On the Exercise Date Jacobs shall deposit $500,000 as earnest money with National Title Company, as escrow agent, to be applied toward the payment of the Purchase Price. The earnest money will be forfeited if Jacobs fails to close on the Closing Date for any reason other than the failure of Jansen to convey title to the Office Building Property, provide title insurance, pay closing costs, deliver closing documents or prorate rent in accordance with the requirements of Section 32 of the Lease.

     3.2 Jansen and Boardwalk hereby agree that the Lease will be modified as follows:

           3.2.1 Commencing November 1, 1997 Boardwalk will have the right to defer payment of up to $40,000 per month of the Base Rent due under the Lease. If the Purchase Option is not exercised the deferred Base Rent will be due on November 1, 1998 and the right to defer payment of Base Rent will terminate. If the Purchase Option is exercised the deferred Base Rent will be due on the Closing Date.

           3.2.2 Boardwalk's option and right of first refusal to purchase the Office Building Property in Section 32 of the Lease will be subject to and subordinate to the Purchase Option and will terminate upon the closing of the Purchase Option by Jacobs.

     3.3 The Option and Proxy Agreement among Norbert W. Jansen, individually and as trustee of the Family Trust, Diversified and Boardwalk dated September 24, 1996 (the "Jansen Shares Agreement") will be deemed to be amended to provide that:

           3.3.1 The phrase "1,000,000 shares" in paragraphs 1(c) and 1(d) will be changed to "1,734,620 shares" and the exercise price for the shares subject to paragraph

                      1 (c) of the Jansen Shares Agreement will be changed to $4.00 per share and the exercise price for the shares described in paragraph 1 (d) will be changed to $4.00 per share.

           3.3.2 If the Purchase Option is not exercised, then on and after the Exercise Date the phrase "1,734,620 shares" in paragraphs 1(c) and 1(d) will revert to "1,000,000 shares".

           3.3.3 In the event a merger, consolidation or sale of all or substantially all of the assets of Boardwalk to Jacobs is presented for shareholder approval and Jansen votes the shares she directly or beneficially owns against such transaction, the exercise price for the shares subject to option as described in subparagraphs (a) and (b) above will be $1.00 per share.

           3.3.4 The rights granted to purchase shares under the Jansen Shares Agreement will apply to any shares received in exchange for the shares subject to the Jansen Shares Agreement in any merger, consolidation or sale transaction.

4.   Development Project
     -------------------

     4.1 Jacobs will undertake a preliminary analysis of the feasibility of building and financing a development on the Office Building Property (the "Project") and channeling patrons of the Project into the Boardwalk gaming facilities. Upon completion of the feasibility analysis, Jacobs will share the results with the Boardwalk Board of Directors and after having the benefit of Boardwalk's input, decide whether to pursue the Project. Boardwalk agrees that until a decision has been made by Jacobs as to whether to proceed with the Project, it will not convey, transfer or encumber the Boardwalk tangible assets or otherwise take any action with respect to the Boardwalk tangible assets that will interfere or negatively impact upon the prospects for the Project. If Boardwalk violates the provisions of this Section 4.1, then Boardwalk shall within ten (10) days of such occurrence, pay to Jacobs in cash, a termination fee of $2 Million as reimbursement for Jacobs' expenses relative to the transactions contemplated by this Memorandum of Understanding and as full and complete liquidation of all damages.

     4.2 If Jacobs elects to go forward with the Project, the Board of Directors of Boardwalk will entertain at that time or such later time selected by Jacobs, not to exceed two (2) years from completion of the feasibility study for the Project, a proposal from Jacobs to merge, consolidate or sell all or substantially all of the assets of Boardwalk to Jacobs at a price and on terms to be negotiated at the time the proposal is made; provided, that if the proposed transaction is a merger or consolidation with Black Hawk Gaming & Development Co, Inc. ("Black Hawk"), the ratio of Boardwalk shares to Black Hawk shares, based on their respective outstanding shares shall not be greater than 2 shares of Boardwalk for 1 share of Black Hawk.

5.    Conditions to Closing
      ---------------------

      5.1 The obligation of Jacobs to consummate any or all of the transactions contemplated by this Memorandum is subject to the following conditions:

            5.1.1 Completion of on-going due diligence activities which do not disclose material variances from information heretofore provided by Boardwalk.

            5.1.2 Obtaining requisite approvals from the Nevada Gaming Commission, the Nevada State Gaming Control Board and the authorities of Clark County, Nevada and any other governmental or regulatory authority if required ("Gaming Authorities").

            5.1.3 The approval of the Boards of Directors of Boardwalk and Jacobs.

            5.1.4 The execution and delivery of definitive agreements in form and substance satisfactory to Jacobs and Jansen granting to Jacobs the rights and property interests contemplated by Sections 2, 3 and 4 of this Memorandum.

6.   Construction
     -------------

     6.1 This Memorandum shall be construed in accordance with the internal laws of the State of Nevada.

7.   Assignment
     ----------

     7.1 Upon receiving any necessary approvals from the Gaming Authorities, Jacobs may assign its rights and delegate its obligations under this Memorandum or any of the definitive agreements executed and delivered pursuant to this Memorandum to Black Hawk Gaming & Development Company, Inc. or any other corporation, limited liability company, partnership, trust or other entity which is under common control with or controlled, through equity ownership and/or voting control, by Jacobs or Jeffrey P. Jacobs.

8.         Confidentiality
           ---------------

     8.1 Boardwalk, Jacobs and Jansen agree that none of them nor their directors, shareholders, employees or agents shall divulge any confidential or proprietary information regarding any of them, or any entity under common control with or controlled, through equity ownership and/or voting control, by any of them except to the extent
           (a) required by law, (b) otherwise available from third parties, or
           (c) previously known to them from sources other than Boardwalk, Jacobs or Jansen.

9.   Reimbursement of Expenses of Jacobs
     -----------------------------------

     9.1 Boardwalk shall reimburse Jacobs for and/or pay directly on behalf of and in the name of Jacobs, up to $40,000 of the fees and expenses of Jacobs' attorneys and accountants incurred in the investigation, negotiation and/or consummation of the transactions contemplated hereby.

10.    Legal Status of this Memorandum
       -------------------------------

       10.1 The terms of this Memorandum are intended to create binding and substantive obligations of the parties to: (a) abide by the terms of paragraphs 1 through 10 hereof, (b) incorporate into the definitive agreements described in this Memorandum those obligations contained in this Memorandum which do not require further negotiation, and (c) negotiate in good faith all other terms of the definitive agreements so that such terms are not inconsistent with the provisions of this Memorandum. If the parties are unable to reach agreement on the terms of the definitive agreements after good faith negotiations, each party will be free to terminate their obligations under this Memorandum without further obligation to the other except as provided in this Memorandum.

       IN WITNESS WHEREOF, the undersigned hereby execute and deliver this Memorandum as of the date first set forth above.

                            BOARDWALK CASINO, INC.

                            By: /s/ Forrest Woodward II
                               ------------------------------------------------

                            Title: President
                                  ---------------------------------------------


                            JACOBS ENTERTAINMENT NEVADA, INC.

                            By: /s/ Jeffrey P. Jacobs
                                -----------------------------------------------
                                 Jeffrey P. Jacobs, President

                            DIVERSIFIED OPPORTUNITIES GROUP LTD.

                            By Jacobs Entertainment Ltd., its manager

                            By: /s/ Jeffrey P. Jacobs
                                -----------------------------------------------
                                  Jeffrey P. Jacobs, President


                            /s/ Avis P. Jansen
                            ---------------------------------------------------
                            Avis P. Jansen, Individually, as Executrix of the Estate of Norbert W. Jansen and as Trustee under an Agreement dated July 14, 1993

                                    EXHIBIT A
                                    ---------

                           BOARDWALK PREFERRED SHARES
                           --------------------------

         Pursuant to the authority granted under Section 3.2 of the Company's Restated Articles of Incorporation, the Board of Directors does hereby authorize the issuance, from the Company's authorized but unissued Preferred Shares, of up to 18,350 Preferred Shares, par value $.001, such Preferred Shares to be designated as "6% Non-voting Cumulative Preferred Shares, Series A", which shall have the powers, preferences and rights, and be subject to the qualifications, limitations and restrictions, set forth below:

                                        1

         DESIGNATION OF NEW PREFERRED SHARES. The new Preferred Shares shall bear the designation "6% Non-voting Cumulative Preferred Shares, Series A".

                                        2

         NUMBER OF PREFERRED SHARES; CONSIDERATION. The Company may issue up to a maximum of 18,350 shares of 6% Non-voting Cumulative Preferred Shares, Series
A. After the issuance of any 6% Non-voting Cumulative Preferred Shares, Series A, the Company shall not authorize or issue any Preferred Shares or other equity securities which are not junior to the 6% Non-voting Cumulative Preferred Shares, Series A with respect to dividends and upon liquidation, without first having obtained the written consent to such issuance of the holders of a majority of the 6% Non-voting Cumulative Preferred Shares, Series A then outstanding.

                                        3

         DIVIDENDS. Holders of record of 6% Non-voting Cumulative Preferred Shares, Series A shall be entitled to receive, when and as declared by the Board of Directors of the Company out of funds legally available for the payment of dividends, cumulative dividends at the annual rate of $60 per share, and no more. Such dividends with respect to any share of 6% Non-voting Cumulative

Preferred Shares, Series A shall accrue (whether or not declared) from the date of issue thereof and shall be payable on the last business day of each December (herein after referred to as a "Dividend Payment Date") to persons who are holders of record of any 6% Non-voting Cumulative Preferred Shares, Series A on the immediately preceding December 15.

         So long as any of the 6% Non-voting Cumulative Preferred Shares, Series A are outstanding, the Company will not declare or pay or set apart for payment any dividends (other than a dividend in Common Stock or in any other class of stock ranking junior to the 6% Non-voting Cumulative Preferred Shares, Series A both as to dividends and upon liquidation) or make any other distribution on any class of Company stock ranking junior to the 6% Non-voting Cumulative Preferred Shares, Series A either as to dividends or upon liquidation and will not redeem, purchase or otherwise acquire for value, or set apart money for any sinking or other analogous fund for the redemption or purchase of any shares of any such junior class unless (a) all dividends on the 6% Non-voting Cumulative Preferred Shares, Series A for all Dividend Payment Dates prior to or concurrent with the payment with respect to any such dividend, distribution, redemption, purchase or acquisition as to such junior class (in any such case, a "Junior Payment"), and if the Junior Payment does not occur on a Dividend Payment Date for the 6% Non-voting Cumulative Preferred Shares, Series A, for the next succeeding Dividend Payment Date, shall have been paid, and (b) the Company is then in compliance with its obligations, if any, with respect to the redemption of the 6% Non-voting Cumulative Preferred Shares, Series A pursuant to the provisions of paragraph 5 below. Notwithstanding the foregoing provisions limiting redemption or purchase of the junior securities described above, the Company may make such a redemption or purchase upon first obtaining the written consent thereto of the holders of a majority of the 6% Non-voting Cumulative Preferred Shares, Series A then outstanding.

                                        4

     LIQUIDATION PREFERENCE. The 6% Non-voting Cumulative Preferred Shares, Series A shall be preferred over the Company's Common Shares and any other series of Preferred Shares hereafter created by the Company as to assets so that in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the 6% Non-voting Cumulative

Preferred Shares, Series A shall be entitled to receive on a ratable basis out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus or earnings, before any distribution is made to holders of Common Shares or any other series of Preferred Shares, an amount equal to $1000 per share, plus all dividends and distributions accrued and unpaid on the 6% Non-voting Cumulative Preferred Shares, Series A to the date payment is made. If upon any liquidation, dissolution or winding-up of the Company, the assets of the Company, or the proceeds thereof, distributable among the holders of the 6% Non-voting Cumulative Preferred Shares, Series A are insufficient to pay in full the preferential amount aforesaid, then such assets, or proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amount which would be payable on such shares if all amounts payable thereon were paid in full. For purposes of this paragraph 4, neither the voluntary sale, lease, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company, nor the consolidation or merger of the Company with one or more companies, shall be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, unless such voluntary sale, lease, conveyance, exchange or transfer shall be in connection with a plan of liquidation, dissolution or winding-up of the Company.

                                        5

         REDEMPTION RIGHTS. On or after April 1, 2005, the 6% Non-voting Cumulative Preferred Shares, Series A shall be permitted to be redeemed by the Company upon the written request of any holder thereof for a redemption price of $1000 per share, plus all accrued, unpaid dividends, whether declared or undeclared, through the date when the redemption price for the shares being redeemed is paid. After April 1, 2005, upon receipt of a written notice from a holder of 6% Non-voting Cumulative Preferred Shares, Series A setting forth the number of such holder's 6% Non-voting Cumulative Preferred Shares, Series A to be redeemed, together with a stock certificate representing the shares to be redeemed, properly endorsed or accompanied by a properly endorsed stock power, the Company shall redeem the 6% Non-voting Cumulative Preferred Shares, Series A requested to be redeemed within thirty (30) days of receiving such request by paying the redemption price to the redeeming holder and, if appropriate, issuing a new stock certificate to the redeeming holder representing the 6% Non-voting Cumulative Preferred Shares, Series A, if any, represented by the certificate(s) delivered by the redeeming holder which are not then being redeemed.

                                                              6

         VOTING RIGHTS. Except as provided by law, and paragraphs 2 and 3 hereof, the holders of the 6% Non-voting Cumulative Preferred Shares, Series A shall have no voting rights whatsoever.